BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 2, 2021

1.           Date, Time and Place: Meeting held on June 2, 2021 at 5:00 p.m., by video conference.

2.           Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Ms. Flávia Buarque de Almeida (“Ms. Flávia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flávia Maria Bittencourt (“Ms. Flávia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo Castro Neves.

4.           Agenda: (i) to approve the offer to repurchase (a) 4.875% Senior Notes issued by the Company and due 2030 (“Notes”), conditioned on the total tender amount paid to the holders of the Notes not exceeding one hundred and eighty million U.S. dollars (US$180,000,000.00), including in such amount the Tender Consideration and the Early Tender Premium but excluding the aggregate amount of Accrued Interest (“Tender Offer”); (ii) to approve and authorize the Company, by means of its legal representatives, to execute any and all documents necessary and take any and all measures required for the implementation of the Tender Offer, as provided in item (i) above, including, but not limited to, hiring all of the service providers that are integral to the implementation of the Tender Offer; and (iii) to ratify all acts already taken by the legal representatives of the Company under the context of the Tender Offer related to items (i) and (ii) above.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. After examination of the agenda of the meeting, the following matters were discussed and the following resolutions were adopted: all members of the Board of Directors present at the meeting: (i) authorized the implementation of the Tender Offer and execution of all necessary documents for such purpose, including the Dealer Manager Agreement with the underwriters of the Tender Offer; (ii) authorized: (a) the execution, by the Company, by means of its officers and other legal representatives, as the case may be, of any and all documents necessary for the implementation of the Tender Offer, and (b) to take any and all measures required for the implementation of the Tender Offer, as provided in item (i) above, including, but not limited to, hiring all of the service providers that are integral to the implementation of the Tender Offer, and ratified all acts already taken by the legal representatives of the Company under the context of the Tender Offer related to items (i) and (ii) above.

Minutes of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on June 2, 2021

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 2, 2021

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7.           Closure: With no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors.

São Paulo, June 2, 2021

_____________________________________

Carlos Eduardo de Castro Neves

Secretary

Minutes of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on June 2, 2021